EXHIBIT 4.1

Execution Version

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of March 31, 2025 (this “Supplemental Indenture”), is by and among Coherus BioSciences, Inc., a Delaware corporation (the “Company”), and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee (the “Trustee”).

WITNESSETH

WHEREAS, the Company and the Trustee have previously executed and delivered that certain Indenture, dated as of April 17, 2020 (the “Indenture”), providing for the issuance of the Company’s 1.500% Convertible Senior Subordinated Notes due 2026 (the “Notes”);

WHEREAS, on December 2, 2024, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Intas Pharmaceuticals Ltd., a limited company incorporated in India;

WHEREAS, in connection with the transactions described in the Asset Purchase Agreement, the Company has obtained the consent of certain Holders of the Notes to certain amendments to the Indenture as set forth in Article I hereof (the “Amendments”);

WHEREAS, Section 9.02 of the Indenture provides that, with the consent of the Holders of a majority of the aggregate principal amount of the Notes then outstanding (the “Requisite Consents”), the Company and the Trustee may amend or supplement the Indenture or the Notes or waive compliance with any provision of the Indenture or the Notes, subject to the exceptions set forth in Section 9.02(A)(i) through (ix);

WHEREAS, the Company desires to amend certain provisions of the Indenture and the Notes, as set forth in Article I of this Supplemental Indenture;

WHEREAS, Requisite Consents to the Amendments have been validly delivered and not validly revoked by Holders and the Company has filed with the Trustee evidence of such Requisite Consents; and

WHEREAS, the Company hereby requests that the Trustee join with the Company in the execution of this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

AMENDMENT OF INDENTURE

Section 1.1Amendments to the Indenture.

The Indenture shall be amended as set forth in this Section 1.1.  Text that shall be added to the Indenture is double underlined.

(a)Clause (A) of Section 7.01 of the Indenture (When the Company May Merge, Etc.) shall be amended and restated in full as follows:

“(A)            Generally. The Company will not consolidate with or merge with or into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person (a “Business Combination Event”), unless: (i) the resulting, surviving or transferee Person either (x) is the Company or (y) if not the Company, is a corporation (the “Successor Corporation”) duly organized and existing under the laws of the United States of America, any State thereof or the District of Columbia that expressly assumes (by executing and delivering to the Trustee, at or before the effective time of such Business Combination Event, a supplemental indenture pursuant to Section 9.01(E)) all of the Company’s obligations under this Indenture and the Notes; and (ii) immediately after giving effect to such Business Combination Event, no Default or Event of Default will have occurred and be continuing; provided, however, that the transactions contemplated by the Asset Purchase Agreement, dated as of December 2, 2024, by and between the Company and Intas Pharmaceuticals Ltd., a limited company incorporated in India, shall not be deemed to constitute a Business Combination Event.”

ARTICLE II

MISCELLANEOUS

Section 2.1Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture and the rules of construction contained in the Indenture will apply equally to this Supplemental Indenture.

Section 2.2Effect of Supplemental Indenture. This Supplemental Indenture is a supplemental indenture within the meaning of the Indenture. The provisions of this Supplemental Indenture are intended with respect to the Notes to supplement those of the Indenture as in effect immediately prior to the execution and delivery hereof. The Indenture shall remain in full force and effect except to the extent that the provisions of the Indenture are expressly modified by the terms of this Supplemental Indenture with respect to the Notes. The Indenture, as supplemented and amended by this Supplemental Indenture, is in all respects ratified, confirmed and approved and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

Section 2.3Governing Law. THIS SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 2.4Counterpart Originals.This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall constitute effective execution and delivery of this Supplemental Indenture as to the other parties hereto shall be deemed to be their original signatures for all purposes. The Company agrees to assume all risks arising out of its use of digital signatures and electronic methods to submit communications to Trustee, including the risk of the Trustee acting on unauthorized instructions and the risk of interception and misuse by third parties.

Section 2.5Effectiveness.This Supplemental Indenture shall become effective and binding on the Company, the Trustee and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Indenture upon the execution and delivery by the parties hereto of this Supplemental Indenture.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ David Jason
Name: David Jason
Title: Vice President

COHERUS BIOSCIENCES, INC.

By:	/s/ Dennis M. Lanfear
Name: Dennis M. Lanfear
Title: Chief Executive Officer